Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter

Ended March 31, 2017

Athens, Greece, July 6, 2017, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2017.

•	In Q1 2017, Revenues increased by about 50% compared to Q1 2016
•	In Q1 2017, Debt under loan agreements was reduced by about 30% compared to Q1 2016

Financial Highlights

	Three months ended March 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2017	2016
Total revenues	2,693	1,764
Adjusted (LBITDA)/EBITDA (1)	(373)	(1,450)
Total comprehensive loss	(2,342)	(1,668)
Basic loss per share(2)	(0.14)	(0.65)
Daily Time charter equivalent rate (TCE) (3)	5,079	2,211
Average operating expenses per vessel per day	4,878	3,929
Average number of vessels	5.0	5.9

(1)	Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the three month period ended March 31, 2017 was 17,017,133 compared to 2,582,927 shares for the three month period ended March 31, 2016. The actual number of shares outstanding as of March 31, 2017 was 27,630,273 and the basic loss per share outstanding as of March 31, 2017 was $0.08.

(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 9.1 Years as of March 31, 2017					300,571

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“The dry bulk shipping market started the year (2017) weak but gradually improved during the first quarter and especially towards the end of the quarter. We remain vigilant, operating in the spot market but getting longer term cover for our vessels when we see good opportunities. 2016 proved to be a very challenging year, the industry experienced multiyear market lows but we remain cautiously optimistic for the future as the world economy stabilizes and grows.

“In Q1 2017, we took further steps to improve our balance sheet in order to position us better for the future and shield us from any near term market volatility.

“After working closely with our banks, we have managed to get some payment and waiver relaxations for 2017 and part of 2018.

“The market started to soften recently but the signals we get for the market encourage us to remain cautiously optimistic.

“The fleet operated well in Q1 with no major technical or operational challenges.”

Management Discussion and Analysis of the Results of Operations

First Quarter of the Year 2017 compared to the First Quarter of the Year 2016

Total comprehensive loss for the first quarter of the year 2017 amounted to $2.3 million or $0.14 basic loss per share based on 17,017,133 weighted average number of shares, compared to total comprehensive loss of $1.7 million for the same period last year or $0.65 basic loss per share based on 2,582,927 weighted average number of shares. The actual number of shares outstanding as of March 31, 2017 was 27,630,273 and the basic loss per share outstanding as of March 31, 2017 was $0.08.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first quarter of 2017 compared to the first quarter of 2016 (expressed in $000’s):

1Q 2017 vs 1Q 2016

Net loss for the 1Q of 2016	(1,668)
Increase in voyage revenues	909
Increase in Management fee income	19
Decrease in Voyage expenses	189
Increase in Vessels operating expenses	(101)
Decrease in Depreciation	74
Decrease in Depreciation of dry docking costs	85
Increase in Total administrative expenses	(63)
Decrease in Gain from disposal of subsidiary	(2,257)
Decrease in Other expenses, net	124
Decrease in interest income	(4)
Decrease in Interest expense and finance costs	325
Decrease in Foreign exchange losses	26
Net loss for the 1Q of 2017	(2,342)

Voyage revenues

During the three-month period ended March 31, 2017 and 2016, our Voyage revenues reached $2.7 million and $1.8 million respectively. The 50% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the first quarter of 2017 compared to the same period in 2016. Daily Time Charter Equivalent rate (TCE) for the first quarter of 2017 was $5,079 per vessel per day versus $2,211 per vessel per day during the same period in 2016 corresponding to an increase of 130%.

Voyage expenses

Voyage expenses reached $0.4 million during the first quarter of 2017 compared to $0.6 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first quarter of 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Commissions	138	90
Bunkers expenses	189	409
Other voyage expenses	58	75
Total	385	574

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance and repairs, increased by $0.1 million or 5% to $2.2 million during the three month period ended March 31, 2017 compared to $2.1 million during the same period in 2016. The breakdown of our operating expenses for the three month period ended March 31, 2017 and 2016 is as follows:

	2017	2016
Crew expenses	53%	62%
Repairs and spares	24%	11%
Insurance	8%	10%
Stores	8%	7%
Lubricants	4%	4%
Other	3%	6%

Average daily operating expenses during the three month period ended March 31, 2017 and 2016 were $4,878 per vessel per day and $3,929 per vessel per day respectively, corresponding to an increase of 24%. However, if we consider the three month period ended December 31, 2016 the average daily operating expenses reached $5,088, which compared to the three month period ended March 31, 2017 corresponds to a 4% decrease.

Depreciation

Depreciation charge during the first quarter of 2017 decreased by $0.1 million and reached $1.2 million compared to $1.3 million recognized during the same period in 2016. The decrease is attributed to the decrease of the average number of vessels of the fleet to 5.0 during the first quarter of 2017 from 5.9 for the same period in 2016, due to the sale of the subsidiary ship-owning company of m/v Energy Globe in March 2016.

Gain from sale of subsidiary

In March 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd., to an unaffiliated third party and apply the total net proceeds from the sale towards the respective loan facility. Based on certain financial conditions agreed beforehand with the Bank, this resulted in the remaining principal amount of the loan to be written off. The financial effect from the sale of Kelty Marine Ltd. resulted to a gain of $2.3 million.

Interest expense and finance costs

Interest expense and finance costs reached $0.5 million during the first quarter of 2017 compared to $0.8 during the same period in 2016. The decrease is mainly attributed to the conversion of $20 million of outstanding principal of two loans to 20 million shares, as described in the Share and Warrant Purchase Agreement that we entered on February 8, 2017.

Interest expense and finance costs for the first quarter of 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Interest payable on long-term borrowings	428	719
Bank charges	9	9
Amortization of debt discount	22	58
Other finance expenses	11	9
Total	470	795

Liquidity and capital resources

As of March 31, 2017 and 2016 our cash and cash equivalents were $1.3 million and $0.2 million respectively.

Net cash used in operating activities for the three-month period ended March 31, 2017 was $0.9 million compared to Net cash used in operating activities of $2.4 million during the respective period in 2016. The increase in our cash from operations was mainly attributed to the increase in our adjusted LBITDA from $1.5 million during the first quarter of 2016 to $0.4 million during the three-month period under consideration.

Net cash used in financing activities during the three-month period ended March 31, 2017 and 2016 were as follows:

	Three months ended March 31,
In $000’s	2017	2016
Net proceeds from shareholders loan (Firment & Silaner Credit Facilities)	-	3,650
Repayment of long term debt	(1,406)	(694)
Proceeds from issuance of share capital	25,000	-
Conversion of shareholders loan to equity	(20,000)	-
Restricted cash	-	500
Dividends paid on preferred shares	-	(14)
Interest paid	(1,564)	(334)
Net cash used in financing activities	2,030	3,108

As of March 31, 2017 and 2016, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with DVB Bank SE, the Loan agreement with HSH Nordbank AG and our Firment and Silaner Credit Facilities of an aggregate of $44.4 million and $65.9 million respectively gross of unamortized debt discount.

Amended agreements with the banks

In March 2017, the Company agreed the main terms for the restructure of its loan agreements with HSH Nordbank AG and DVB Bank SE. Through these agreements the Company was successful in achieving waivers and relaxations on its loan covenants as well as defer installment loan payments due in 2017 and 2018.

Share and warrant purchase agreement

As previously reported, the Company on February 8, 2017 entered into a Share and Warrant Purchase Agreement pursuant to which it sold for $5 million an aggregate of 5 million of its common shares, par value $0.004 per share and warrants to purchase 25 million of its common shares at a price of $1.60 per share to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. On February 9, 2017, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

A loan amendment agreement was entered into by the Company with Firment Trading Limited (“Firment”), an affiliate of the Company’s chairman, and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18,524. Firment released an amount equal to $16,885 (but left an amount equal to $1,639 outstanding, which continued to accrue interest under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety.

A loan amendment agreement was entered into by the Company with Silaner Investments Limited (“Silaner”), an affiliate of the Company’s chairman, and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3,115 (but left an amount equal to $74 outstanding, which continued to accrue interest under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety.

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms and conditions of the warrants, all warrant holders except Firment Shipping Inc., have restrictions in their warrants and may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

Subsequent events

On June 19, 2017, Xanthe Holdings Ltd., a purchaser in our February 2017 private placement, partially exercised its warrants and purchased 7,000 of our common shares for a purchase price of $11,200. Xanthe Holdings Ltd. retains warrants to purchase up to 5,618,000 of our common shares at a price of $1.60 per common share. Notwithstanding, the warrants held by Xanthe Holdings Ltd., as well as all other warrant holders except Firment Shipping Inc., have restrictions in its warrants and may not exercise its warrants to the extent such exercise would cause it, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit Xanthe Holdings Ltd. or any other warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

Selected Consolidated Financial & Operating Data

	Three months ended
	March 31,
	2017	2016
(in thousands of U.S. dollars, except per share data)	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	2,662	1,753
Management fee income	31	11
Total Revenues	2,693	1,764

Voyage expenses	(384)	(574)
Vessel operating expenses	(2,195)	(2,094)
Depreciation	(1,235)	(1,309)
Depreciation of dry docking costs	(210)	(295)
Administrative expenses	(462)	(420)
Administrative expenses payable to related parties	(106)	(80)
Share-based payments	(10)	(15)
Gain from sale of subsidiary	-	2,257
Other (expenses)/income, net	91	(31)
Operating (loss)/profit before financing activities	(1,818)	(797)
Interest income	-	4
Interest expense and finance costs	(470)	(795)
Foreign exchange (losses)/gains, net	(54)	(80)
Total finance costs, net	(524)	(871)
Total comprehensive loss for the period	(2,342)	(1,668)

Basic & diluted loss per share for the period(1)	(0.14)	(0.65)
Adjusted (LBITDA)/EBITDA (2)	(373)	(1,450)

(1) The weighted average number of shares for the three month period ended March 31, 2017 was 17,017,133, compared to 2,582,927 shares for the three month period ended March 31, 2016.

(2) Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2017	2016
	(Unaudited)

Total comprehensive loss for the period	(2,342)	(1,668)
Interest and finance costs, net	470	791
Foreign exchange losses/(gains) net,	54	80
Depreciation	1,235	1,309
Depreciation of dry docking costs	210	295
Gain from sale of subsidiary	-	(2,257)
Adjusted (LBITDA)/EBITDA	(373)	(1,450)
Share-based payments	10	15
Payment of deferred dry docking costs	(128)	4
Net (increase)/decrease in operating assets	243	(958)
Net (decrease)/increase in operating liabilities	(571)	170
Provision for staff retirement indemnities	1	1
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	(91)	(161)
Net cash (used in)/ generated from operating activities	(909)	(2,379)

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(909)	(2,379)
Net cash (used in)/generated investing activities	(7)	381
Net cash generated/(used in) financing activities	2,030	3,108

	As of March 31,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2017	2016
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	90,481	91,792
Other non-current assets	56	55
Total non-current assets	90,537	91,847
Cash and cash equivalents	1,277	163
Other current assets	1,742	1,986
Total current assets	3,019	2,149
Total assets	93,556	93,996
Total equity	43,427	20,760
Total debt net of unamortized debt discount	44,188	65,573
Other liabilities	5,941	7,663
Total liabilities	50,129	73,236
Total equity and liabilities	93,556	93,996

	Three months ended March 31,
	2017	2016

Ownership days (1)	450	533
Available days (2)	449	533
Operating days (3)	432	527
Fleet utilization (4)	96.3%	98.9%
Average number of vessels (5)	5	5.9
Daily time charter equivalent (TCE) rate (6)	5,079	2,211
Daily operating expenses (7)	4,878	3,929

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2017	2016
	(Unaudited)

Voyage revenues	2,662	1,753
Less: Voyage expenses	384	574
Net revenues excluding bareboat charter revenues	2,278	1,179
Available days net of bareboat charter days	449	533
Daily TCE rate	5,079	2,211

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 9.1 years as of March 31, 2017.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com